United States securities and exchange commission logo





                             June 30, 2022

       Benjamin Sullivan
       Executive Vice President, General Counsel and Corporate Secretary Diversified Energy Co PLC
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Co PLC
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 3,
2022
                                                            CIK No. 0001922446

       Dear Mr. Sullivan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Commonly Used Defined Terms
       Proved Undeveloped Reserves or PUDs, page v

   1.                                                   Your definition
includes language indicating a requirement for certainty that there is continuity of
production for the existing productive formation that appears to be inconsistent with the
definition in Rule 4-10(a)(31) of Regulation S-X. Please revise the disclosure to resolve
this inconsistency or tell us why a revision is not needed.
       Presentation of Financial Information
       Use of Non-IFRS Measures, page viii

   2. We note the definition of Adjusted Net Income does not appear to provide a complete
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DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
Comapany
June       NameDiversified Energy Co PLC
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         explanation of the reconciling items reflected in the reconciliation on page 18. We also note the definition indicates this measure is intended to represent an
adjusted    income
         (loss) available to shareholders after taxation.    However, it
appears that the most directly
         comparable IFRS basis measure as shown on page 18 is Net income
(loss). Please revise
         your disclosure as necessary to address these inconsistencies.
3.       We note you use Adjusted G&A because this measure    excludes items
that affect the
         comparability of results or that are not indicative of trends in the ongoing business.
         Please revise to provide further clarity regarding the reasons why management believes that presentation of Adjusted G&A provides useful information to investors regarding your results and ongoing business trends.
Prospectus Summary
General, page 1

4. In the list below, we note discussion of non-IFRS measures that are not identified as such and do not include disclosures necessary to comply with Item 10(e) of Regulation S-K.
         Please revise your disclosures as necessary.

                Hedge Adjusted EBITDA multiple of 2.5 to 1.0;
                PDP coverage ratio of 4.0 to 1.0;
                $412 million in liquidity after giving effect to two new asset backed security financings but without giving effect to issuance of the ABS V
Notes;
                Total capex, excluding acquisitions, in FY 21 is disclosed as 14.6% of total Hedge
              Adjusted EBITDA.

         In responding to this comment, tell us more about how you were able to calculate a comparative non-IFRS measure for your U.S. public Appalachia peers. Commitment to Operational Excellence and Our Environmental, Sustainability and Governance
Goals, page 2

5.       Please revise the disclosure, where applicable, to clarify what is
meant by    vertically
         integrated asset retirement infrastructure.
6. We note your statement here and elsewhere that "[you] adhere to best-in-class operating standards, with a strong focus on health, safety and the environment to ensure the safety of our employees and the local communities in which we operate." Please provide us with the basis for this statement.

Summary Reserve Data
Summary of Reserves as of December 31, 2021, page 4

7.       Your filing refers to a summary of reserves and PV-10 using NYMEX forward-month
         contract pricing as of December 31, 2021; however, this summary was not included in the
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DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
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         filing. Please revise your filing to include this presentation or remove the reference if you do not intend to include this information. Refer to Item 1202(b) of Regulation S-K.
8. We note your presentation of PV-10 on page 5 under the column labeled SEC Pricing as of 12/31/21 and references to footnotes (a), (c) and (d). Please clarify for us whether your
         PV-10 is calculated using SEC pricing or NYMEX strip pricing. If your PV-10 is not calculated based on SEC pricing, it is not clear that an adjustment for taxes would be all that is necessary to reconcile to the standardized measure.

Recent Developments, page 10

9. We note that you have identified the expansion of your plugging operations from one team as of December 31, 2021 to nine teams as a milestone, and your observation that this will allow you to comfortably achieve your goal of plugging 200 wells a year by 2023.
         Please expand your disclosure to address why you have identified plugging operations as a goal of your business model. In addition, explain whether the increase in your plugging operations subsequent to year end will impact your recorded asset retirement obligation in future periods.
Hedged Adjusted EBITDA and Unhedged Adjusted EBITDA, page 18

10.      We note your presentation of Hedge Adjusted EBITDA and Unhedged
Adjusted
         EBITDA. Revise your disclosure to reconcile these measures to Net Loss, the most directly comparable IFRS measure. Refer to Question 103.02 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations regarding measures characterized as
         EBITDA for further guidance.
11. With regard to Unhedged Adjusted EBITDA, tell us how you considered the guidance per
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations regarding normal, recurring, cash operating expenses. Summary Consolidated Financial and Other Data
Non-IFRS Financial Measures
Adjusted Net Income and Adjusted EPS, page 18

12. Please include a footnote that provides a description and quantification of each component
         of the adjustment labeled    Other adjusting costs    here and in each
location it is included as
         an adjustment. In this regard, we note such footnote disclosure is provided on page 20.
13. Please revise your presentation to include a reconciliation of Adjusted EPS-basic and diluted to the most directly comparable IFRS measure per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Adjusted Total Revenue; Cash Operating Margin and Cash Margin, page 19

14. We note your presentation of Adjusted Total Revenue. Please revise the title to more
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DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
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         clearly describe the nature of the this non-IFRS measure, considering the adjustment relates to the impact of commodity hedges.
15. We note your presentation of Total Cash Operating Income, Cash Margin and Cash
         Operating Margin. Please revise to include reconciliations to the most directly comparable
         IFRS basis measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In addition, expand your description on page ix to more clearly explain the usefulness of these non-IFRS measures. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. As part of your response, tell us whether you consider these to be measures of performance or liquidity. Free Cash Flow and Free Cash Flow Yield, page 19

16. We note that your computation of Free Cash Flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures), and that a reconciliation to the most directly comparable IFRS basis measure has not been provided. Please revise the title of your non-IFRS measure to avoid potential confusion with free cash flow and reconcile to net cash provided by operating activities. In addition, revise your description on page ix to more clearly explain the usefulness of this measure.
         Refer to Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, it is not clear what is meant by stating that this measure is an indicator of your ability to internally fund your activities and to service or incur additional debt. Refer to Question 102.07 of the Non-GAAP
         Financial Measures Compliance & Disclosure Interpretations.
17. We note your presentation of Free Cash Flow Yield. Please revise to include a reconciliation to the most directly comparable IFRS basis measure. Refer to Item
         10(e)(1)(i)(B) of Regulation S-K. In addition, expand your description on page ix to more clearly explain the usefulness of this measure. Refer to Item 10(e)(1)(i)(C) of Regulation
         S-K.
Hedge Adjusted EBITDA per Share, page 19

18. We note your presentation of Hedge Adjusted EBITDA per share. Tell us how you considered the guidance per Question 103.02 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations regarding presentation of measures of
         EBITDA on a per share basis.
Employees, administrative costs and professional services and Adjusted G&A, page 20

19.      We note that Adjusted G&A makes an adjustment for    Recurring
allowance for expected
         credit losses.    Please tell us your basis for this adjustment. Refer
to Question 100.01 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding normal, recurring cash operating expenses.
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FirstName
DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
Comapany
June       NameDiversified Energy Co PLC
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Risk Factors
We may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging, page 26

20. We note that you are party to agreements with regulators in the states of Ohio, West
         Virginia, Kentucky and Pennsylvania with regard to your asset retirement obligations.
         Please expand your disclosure to provide further clarity regarding your statement that
            These agreements may be subject to different interpretations or amendments leading to an increase in our plugging costs.
Our hedging activities could result in financial losses or could reduce our net income, page 38

21. You disclose on page 71 that you reported an operating loss of $467 million compared with an operating loss of $78 million for the years ended December 31, 2021 and 2020, respectively. We also note you disclose that this year-over-year increase in net loss was primarily attributable to an increase of $414 million in the mark-to-market loss on your derivative financial instrument valuations to $652 million in 2021 from $239 million in
         2020. Please revise this risk factor to disclose your recent losses. ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 51

22. We note your disclosure here that the deposit agreement governing the ADSs representing your ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to your ordinary shares, your ADSs or the deposit agreement, including any claim under the U.S.
         federal securities laws. Please revise your disclosure to more fully address the impact of this provision on the rights of investors, including without limitation, the risks of increased costs to bring a claim, limited access to information and other imbalances of resources between you and investors, and that these provisions can discourage claims or
         limit investors    ability to bring a claim in a judicial forum that
they find favorable. Please
         also clarify whether purchasers of ADSs in a secondary transaction would be subject to the waiver of the right to jury trial.
Dividend Policy, page 57

23. You disclose that you intend to, consistent with your historical performance since the LSE
         IPO, use a portion of your cash flow to pay regular dividends on your ordinary shares, as well as, on a proportionate basis, our ADSs. Please revise your disclosure here and elsewhere, as appropriate to describe the limitations on your ability to pay dividends under your existing credit facility. In this regard, we note you disclose on page 37 that your credit facility contains a number of significant covenants that may limit your ability to, among other things, pay dividends.
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           Energy Co PLC
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         Please also disclose whether your dividend policy will be reflected in any written policies of the Company.
Hedge Adjusted EBITDA per Share, page 63

24.      We note your statement that    Hedge Adjusted EBITDA quantifies our
ability to repay
         indebtedness and interest, internally fund future growth and declare and pay dividends to
         our shareholders.    Please tell us whether you consider this measure
to be both a
         performance and a liquidity measure. If used as a liquidity measure, it appears an additional reconciliation to net cash provided by operating activities is required.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 63

25. We note your presentation of tabular disclosure of key indicators of performance and financial condition. When you present tables and a discussion of non-IFRS measures, please include similar tables and discussion of your comparable IFRS results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10
         of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Liquidity and Capital Resources
Overview, page 72

26.      We note your disclosure regarding your ability to satisfy your working capital
         requirements, debt service obligations and planned capital expenditures beyond the next
         12 months and your reference to Note 13 for information regarding your hedging program to mitigate the risk associated with future cash flow generation. Please expand your discussion to analyze material cash requirements from known contractual and other obligations. Such disclosures should specify the type of obligation and the relevant time period for the related cash requirements. Refer to Item 303(b)(1) of Regulation S-K.
27. Given that the undiscounted value of your asset retirement obligation of $1.6 billion appears to represent more than 60% of the net book value of your proved natural gas and oil properties, please address the significance of the obligation in your liquidity and capital resources discussion within MD&A. For example, this may encompass the nature and timing of the costs that you anticipate incurring and the identification of the properties on which the work will be performed and their current status.
28. With regard to the tabular computation of Liquidity on a pro forma basis on page 73, please add quantitative disclosure to footnote (a) that sums to the pro forma available borrowings under the credit facility. In addition, please revise to include the impact of the
         ABS V Notes issuance or tell us why it has been excluded from your presentation.
29. You disclose that your capital expenditures were $50 million for the year ended
         December 31, 2021 compared to $22 million for the year ended December 31, 2020.
         Please expand your disclosures to quantify your material commitments for capital
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         expenditures as of and subsequent to December 31, 2021. Refer to Item 4 to Form F-1 and
         Item 5.B.3 and Item 5.D. of Form 20-F.
Contractual Obligations and Contingent Liabilities and Commitments, page 76

30. Please add footnote disclosure to the Asset retirement obligation line that provides the amounts on an undiscounted basis for the time periods presented.
Business
Reserve Data
Productive Wells, page 83

31. Your disclosure of total gross and net productive wells is not expressed separately for oil and gas wells. Please revise your filing as necessary to comply with the requirements in
         Item 1208(a) of Regulation S-K.
32. Please expand your disclosure to provide the number of net productive and dry exploratory and development wells drilled in which you owned an interest, including wells drilled by operators other than you, during each of the last two fiscal years. If you did not participate in any such wells, please clarify your disclosure. Refer to Item 1205 of
         Regulation S-K.
33. To the extent there were any proved reserves added for wells drilled and completed by you or other operators on leases in which you own an interest subsequent to your acquisitions, including wells that were not assigned proved undeveloped reserves at the beginning of the year, please modify the reserves reconciliation presented on page F-66 as necessary to disclose these reserves as extensions and discoveries. Refer to FASB ASC
         932-235-50-5.
34. Please expand your disclosure to provide a description of your present activities, including the number of gross and net wells in the process of being completed or waiting on completion and any other related activities of material importance at the end of your most recent fiscal year and any subsequent updates to these activities as of the date of your current filing. Refer to Item 1206 of Regulation S-K.
35. You disclose you do not have a development plan, but as part of some acquisitions you acquire wells that are in progress. Your disclosure includes proved undeveloped reserves, as of December 31, 2021, associated with in process wells acquired as part of the
         Tapstone Acquisition. You also disclose you spent $1 million in development expenses during 2021. Please expand your disclosure to clarify the nature of the costs associated with the capital expenditures incurred during 2021 on development activities. Refer to
         Item 1203(c) of Regulation S-K.
Production Volumes, Average Prices and Operating Costs, page 86

36. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves
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         for each of the last two fiscal years. Refer to Item 1204(a) of Regulation S-K and Rule 4-
         10(a)(15) of Regulation S-X.
Management
Executive Director Employment Agreements, page 105

37. We note the disclosure that you have entered into employment agreements with your executive directors. Please file such agreements as exhibits to your registration statement or provide analysis explaining why this is not necessary. For guidance, refer to Item 8 to
         Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.
Index to Consolidated Financial Statements
Consolidated Statement of Financial Position, page F-4

38. Please revise your presentation to present non-controlling interest within equity but
         separately from parent shareholders    equity. Refer to IAS 1.54(q)
and IAS 1.IG, Part I.
Notes 3 - Significant Accounting Policies, page F-11

39. Please revise the reference to the "UK-adopted international accounting standards" as the audit report states your consolidated financial statements are presented in conformity with International Financial Reporting Standards as issued by the International
         Accounting Standards Board.
Oaktree Capital Management, L.P. ("Oaktree") Participation Agreement, page F-12

40. Please expand your disclosures to address how you account for the proportionate interests acquired in conjunction with Oaktree under the Strategic Participation Agreement.
Note 5 - Acquisitions and Divestitures, page F-20

41. We note that you accounted for the acquisitions of Blackbeard, Indigo, and EQT as an asset acquisition rather than a business combinations under IFRS 3. Please provide us with an analysis, on an individual acquisition basis, supporting your accounting conclusions.
Tapstone Energy Holdings LLC ("Tapstone") Business Combination, page F-20

42. We note your reference to the use of a third party specialist to determine the discount rate when determining the fair value of the Tapstone natural gas and oil properties. To the extent you relied upon a third-party expert, please disclose the name of the specialist and include a consent or clarify your reference to this discount rate. This comment also applies to use of a third party expert in the Tanos purchase accounting.
Note 19 - Asset Retirement Obligations, page F-49

43.      We note that a calculation of your undiscounted asset retirement obligation of
         $1,615,461,000 divided by your net productive wells of 64,036 results in an average
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         plugging cost of approximately $25,000 per well. Acknowledging that i) the costs necessary to plug a well are dependent upon a number of factors, including age, depth, access and general condition, and ii) you have made cost reductions as a result of the expansion of your internal plugging program, tell us how this average compares to what is typical for wells in the areas where you operate. As part of your response, please provide us with an analysis of the factors considered when determining your undiscounted asset retirement obligation as of December 31, 2021, including considerations unique to your well portfolio.
44.      In addition, supplementally provide us with the following:

                The number of wells plugged in fiscal years 2020 and 2021 and the total plugging costs incurred for each related fiscal year;

                A schedule, by fiscal year, that details when the 64,036 total net productive wells as of December 31, 2021 are scheduled to be plugged.
Note 24 - Fair Value and Financial Instruments
Contingent Consideration, page F-60

45. Please provide the reconciliation required by IFRS 13.93(e) and a description of the sensitivity to unobservable inputs required by IFRS 13.93(h) as it relates to your contingent consideration and any other recurring fair value measurements categorized within Level 3.
Note 25 - Financial Risk Management
Liquidity Risk, page F-63

46. Please tell us how you have complied with IFRS 7.39(b), which requires a maturity analysis for derivative financial liabilities. In addition, revise the presentation of the asset retirement obligation in your table to reflect the contractual amounts on an undiscounted basis as required by Appendix B.11D of IFRS 7.
Note 29-Supplemental Natural Gas and Oil Information (Unaudited)
Estimated Reserves, page F-65

47. In addition to the reconciliation of the changes that occurred in total proved reserves during fiscal 2020 and 2021, you separately disclose the net quantities by individual
         product type for    Total Proved Reserves    and    Proved Undeveloped
Reserves.    Please
         refer to the requirements in FASB ASC 932-235-50-4 and modify your disclosure to separately present the information for proved developed and proved undeveloped reserves at the beginning and the end of each year presented in the reserves reconciliation including the initial year, e.g. December 31, 2019.
48. Your summary table of changes in net proved reserves indicates a revision of previous estimates for the year ended December 31, 2021 of 90,251 MBoe, but footnote (a) to the
 Benjamin Sullivan
Diversified Energy Co PLC
June 30, 2022
Page 10
      table states the revision was 91,251 MMBoe. Please revise your disclosure to correct this inconsistency or tell us why a revision is not needed. Refer to FASB ASC 932-235-50-5.
General

49. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Jennifer O'Brien at (202) 551-3721 or Shannon Buskirk at (202) 551-
3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Irene Barberena-Meissner at (202) 551- 6548 or Kevin Dougherty at (202) 551-3271
with any other questions.



                                                            Sincerely,
FirstName LastNameBenjamin Sullivan
                                                            Division of
Corporation Finance
Comapany NameDiversified Energy Co PLC
                                                            Office of Energy &
Transportation
June 30, 2022 Page 10
cc:       Ryan J. Lynch, Esq.
FirstName LastName